Exhibit 4.2
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following summary of Strategic Education, Inc.’s common stock is based on and qualified by our amended and restated articles of incorporation and our amended and restated bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K, and applicable provisions of law. This summary does not purport to be complete. Throughout this exhibit, references to the “Company,” “we,” “our,” and “us” refer to Strategic Education, Inc.
Authorized Shares
Our authorized capital stock consists of 32 million shares of common stock, par value $0.01 per share, and 8 million shares of preferred stock, par value $0.01 per share.
Common Stock
The holders of our common stock have and possess all rights pertaining to the stock of the Company, subject to the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms and conditions of redemption of any class or series of preferred stock of the Company that may in the future be issued with any preference or priority over the common stock.
Except as may be provided for under the terms of any class or series of preferred stock that may in the future be issued, the holders of our common stock have the sole power to vote for the election of directors and for all other purposes. No holder of our common stock has the right to cumulative voting in the election of directors, which means that holders of a majority of our common stock entitled to vote generally in the election of directors can elect all of the directors then standing for election and the holders of the remaining shares of common stock will not be able to elect any directors.
Under Maryland law, a corporation generally cannot dissolve, amend its articles of incorporation, merge, convert into another form of entity, sell all or substantially all of its assets or engage in a statutory share exchange, unless declared advisable by the board of directors and approved by stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its articles of incorporation for approval of such matters by a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter. Our articles of incorporation provide for approval of such matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.
Except for those amendments permitted to be made without stockholder approval, such as changing the name of the Company, our articles of incorporation may be amended, after approval by the board of directors, by the affirmative vote of a majority of the votes entitled to be cast on the matter. Our bylaws may be amended in any manner not inconsistent with our articles of incorporation by a majority vote of the board of directors or by the affirmative vote of stockholders holding a majority of the shares of our common stock entitled to vote on the matter.
Except as otherwise provided by law or under the terms of any class or series of preferred stock that may in the future be issued by the Company, the holders of our common stock are entitled to receive such dividends as from time to time may be authorized by our board of directors and declared by the Company.
In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, subject to the rights, if any, of the holders of any outstanding class or series of preferred stock, the holders of our common stock will be entitled to share ratably according to the number of shares held by them in all assets of the Company available for distribution to its stockholders.
Holders of our common stock do not have preemptive rights, which means that they do not have an automatic option to purchase any shares that the Company may issue, or preference, conversion, sinking fund or redemption rights.

Preferred Stock
Our articles of incorporation authorize the board of directors, without stockholder approval, to classify (or reclassify) and issue one or more series of preferred stock and to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption of such shares. Because our board of directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any such series of preferred stock preferences, powers and rights that are senior to the rights of holders of our common stock. Holders of preferred stock are normally entitled to receive a preference payment, if the Company were to liquidate, dissolve or wind up, before any payment is made to holders of common stock.
Certain Anti-Takeover Effects of Our Articles and Bylaws and Maryland Law
Certain provisions of our articles of incorporation and bylaws and of the Maryland General Corporation Law may have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in the stockholder’s best interests, including attempts that might result in a premium over the market price for shares held by stockholders, and may make removal of the incumbent management and directors more difficult.
Authorized Shares
Shares of common stock and preferred stock that are authorized under our articles of incorporation but that are unissued are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.
Our board of directors has the sole authority to determine the terms of any one or more class or series of preferred stock, including voting rights, dividend rates, conversion and redemption rights and liquidation preferences. As a result of the ability to fix voting rights for a class or series of preferred stock, our board of directors has the power to issue a class or series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third-party may seek control of the Company, and thereby assist members of management to retain their positions.
Stockholder Meetings
Our bylaws provide that special meetings of stockholders may be called for any purpose or purposes at any time by our Chief Executive Officer or board of directors. In addition, the Company’s secretary is required to call a special meeting upon the written request of a holder, or a group of holders, entitled to cast at least 25% of the votes entitled to be cast at such meeting, subject to certain restrictions.
Action by Stockholders Without a Meeting
Under Maryland law, in order for any action required or permitted to be taken at a meeting of the stockholders of the Company to be taken without a meeting, a consent in writing or by electronic transmission setting forth the action so taken, must be given by all of the stockholders of the Company entitled to vote with respect to the matter thereof. Our bylaws also require a waiver of any right to dissent from any stockholder who would be entitled to notice of a stockholder meeting but is not entitled to vote on the matter.
Business Combinations
Under Maryland law, “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, subject to certain exceptions. The statute permits various exemptions from its provisions, including business combinations involving a corporation whose original articles of incorporation have a provision electing not to be subject to the statute. Our articles of incorporation include such an election. Consequently, the five-year prohibition will not apply to business combinations to which the Company may be party.
Control Share Acquisitions
Maryland law provides that control shares of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiring person or its affiliates or associates or by the corporation’s employees who are also directors. As permitted by the Maryland General Corporation Law, our articles of incorporation contain a provision exempting from the control share acquisition statute any and all acquisitions of our shares by any person.
Additional Provisions of Maryland Law
Maryland law provides that a Maryland corporation that is subject to the Securities Exchange Act of 1934, as amended, and has at least three independent directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s articles of incorporation and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be declassified by amendment to the articles of incorporation of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the articles of incorporation or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the right to fix the number of directors;

•	provide that a director may be removed only by the vote of the holders of at least two-thirds of the stock entitled to vote;

•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director; and

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provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.

In addition, if the board of directors is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the articles of incorporation or bylaws and without stockholder approval. A corporation may be prohibited by its articles of incorporation or by resolution of its board of directors from electing any of the provisions of the statute. The Company is not prohibited from implementing any or all of the possible statutory elections.

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